QuickLinks -- Click here to rapidly navigate through this document

Filed by EXCO Resources, Inc.
Pursuant to Rule 425
under the Securities Act of 1933
Subject Company: EXCO Resources, Inc.
Commission File No: 0-9204

        The following is a transcript of an analyst conference call hosted by EXCO Resources, Inc. on August 7, 2002. A digital recording will be available until August 16, 2002. Please call (800) 642-1687 and enter conference ID# 5156958 to hear the recording.

        This transcript may include forward looking statements relating to future financial results or business expectations. Business plans may change as circumstances warrant. Actual results may differ materially from those predicted as a result of factors over which the Company has no control.

        Such factors may include but are not limited to acquisitions, recruiting, and new business solicitation efforts, commodity price changes, the extent to which the Company is successful in integrating recently acquired businesses, regulatory changes and general economic conditions.

        These risk factors and additional information are included in the Company's reports on file with the Securities and Exchange Commission.

EXCO RESOURCES INC.
Moderator: Douglas Miller
08-07-02/10:00 am CT
Confirmation #5156958

EXCO RESOURCES INC.

Moderator: Douglas Miller
August 7, 2002
10:00 am CT

Operator:	Good morning. My name is (Summer) and I will be your conference facilitator today.
At this time I would like to welcome everyone to the Exco Resources 2nd Quarter Financial Review. All lines have been placed on mute to prevent any background noise.
After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star and the number 1 on your telephone keypad.
If you would like to withdraw your question, press the pound key.
Thank you. Mr. Miller, you may begin your conference.
Man:
The matters discussed on this call do not constitute and offer to purchase or a solicitation of an offer to sell shares in the company. There can be no assurances the proposed transaction discussed in this call will be accepted by the company in its proposed form or any revised form or that even if accepted that the transaction will close.

In the event that the proposed transaction is accepted by the company, the acquiring person or entity company will be required to make certain other filings regarding the proposed transaction with the Securities and Exchange Commission.

Investors and security holders are advised to read all such filings regarding the proposed transaction when and if the transaction proceeds and such filings are made because they will contain important information.

Investors and security holders may obtain free copies of any such filings when and if they become available and other documents filed by the Company with the Commission at the Commission's website at www.sec.gov.
Information concerning any participants and any solicitation of the Company's shareholders that is made in connection with the proposed transaction will be disclosed when available.
Douglas Miller:	And at this time I think we have a disclaimer to read, don't we? So Doug Ramsey will read that.
Doug Ramsey:
During the conference call today we may discuss forward looking statements relating to future financial results or business expectations. Business plans may change as circumstances warrant. Actual results may differ materially from those predicted as a result of factors over which the Company has no control.

Such factors may include but are not limited to acquisitions, recruiting, and new business solicitation efforts, commodity price changes, the extent to which the Company is successful in integrating recently acquired businesses, regulatory changes and general economic conditions.
These risk factors and additional information are included in the Company's reports on file with the Securities and Exchange Commission.
Douglas Miller:	At this time we're going to go over the financial results. Doug Ramsey and (David Sosher) will go over those.
Doug Ramsey:
Thank you, Doug. I want to start off and take a look at the income statement data for the 2nd quarter 2002. We had total revenues of 17.1 million versus revenue last quarter of 14.6 million. That's up 17%.

Our net income with a loss of 7.8 million, versus last quarter we had a net income of 2.1 million. The loss includes several special items which David will talk about in a minute. It includes the ceiling test write down on our Canadian properties, small write down on marketable securities and then we've also adjusted for hedge income on the Enron hedges which were terminated.

The cash flow for the quarter was $5.3 million which on a diluted basis is 42 cents a share. (Unintelligible) with $5.9 million which is 47 cents per share diluted. Those are up from the prior quarter by 35% on the (unintelligible) and the cash flow is up by 39%.

Pricing for the quarter, and this is without hedge results, for oil we realized $23.94; for gas $2.83; and then NDLs was $17.03. For the 1st quarter of this year as a comparison, oil was $19.22; gas was $2.11; and then NDLs were $12.47.

Balancing data, we had total assets at the end of the quarter of $214.8 million. It consists of $22 million in current assets, $187.8 million in oil and gas properties, and then $5.2 million in other assets.
Our bank debt position on June 30 was $84.9 million, deferred tax is $3.6 million which has come down significantly and that is a result of the impairment charges.

Currently at close of business yesterday, August 6, our volume base is $140 million. We have $84.1 million outstanding, $310,000 in letters of credit outstanding. So our availability company-wide is $55.6 million and we have $5 million in cash on hand.
David, can you address the impairment charges?
(David Sosher):	Yes.
Douglas Miller:	Everybody would like to know. Craig, are you aboard up there in Canada?
Craig:	You bet.
Douglas Miller:	Okay. Everybody wants to know why we can't make money here. So let's go over our Canadian write offs.
(David Sosher):
Okay. As a full cost company we are required to do what is called a ceiling test at the end of each quarter. And the way the SEC has written the rules, the price we are to use in that ceiling test is the price that we are receiving on the last day of the quarter.

We have seen a deterioration of the Canadian market especially in comparison to (Nimex) prices. It started during the latter part of June and has continued on through July. And it's improved somewhat in August. But when you do a Canadian ceiling test, we have to use a much lower price there than what we are receiving in the United States.

The price that we ran our calculation on for natural gas which is where our problem came from was equivalent to $1.77 US at the well-head in Canada. And that's quite a bit lower than we actually received during the month of June.
As a result of those calculations, we had to record a pre-tax ceiling test impairment on properties of approximately $17.5 million in Canada as equivalent to an after tax number of $9.7 million.
Douglas Miller:
Okay, that's the main one. To review our operations development and production, I think a lot of people on the conference call will want to hear about the (unintelligible) on the Number 3 well. So Charles Edmonds, I'll turn it over to him.

Charles Edmonds:
Okay, let me go over the production first for the 2nd quarter. We had 305,000 barrels of oils; this is up 6% over the 1st quarter and up 31% for the year over year. We have 3.2 BCS of gas, up 21% for the quarter and 55% for the year. 77,000 barrels of NDLs which gives us a total of 5.5 BCS equivalent which is 16% over the 1st quarter and 49% year over year.

Our production mix remains about 58% gas and we have about 54% of our production from the US properties in the 2nd quarter. Most of the increase we've seen is coming from Canada. Primarily the Medicine River acquisition that was closed in late April and we had two full months of that fairly significant acquisition for our Canadian group up there.

Our 3rd quarter forecast that we have right now is something in the range of 315 to 345,000 barrels of oil for the 3rd quarter. 3.4 to 3.6 BCS of gas and 85 to 95,000 barrels of NDLs which gives us a total of 5.8 to 6.24 BCS equivalent. This should be somewhere between a 6 and 14% increase over the 2nd quarter.

We also expect a double digit increase for the 4th quarter to give us a total for the year of about 23 to 23.8 BCS equivalent which is really not a significant change from our last forecast for the total year. The oil and gas mix has changed slightly. We're forecasting 1.25 to 1.3 million barrels of oil for the year; 13.4 to 13.8 BCS of gas; and 340 to 360,000 barrels of NDLs.

Our exit rate that we forecast at the end of 2002 looks to be 28 to 29 BCS equivalent per year so actually that is up a little bit from what we had last quarter. But that's kind of where we're seeing things right now.

Doug mentioned the lee on number 3. For those of you who might not remember, we had the lee on number 2 that blew out late in October/November of 2001. That well was successfully plugged. We plugged the lee on 3.

Actually we're not the operator, but the operator (unintelligible) in the 1st quarter of 2002. We now have set pipe on that well, we've logged it, everything looks good. We have not got a test on it. We expect a test in a week to ten days.
We've had quite a few drilling problems on this well so we've been fighting it for a long time. But we're very hopeful and very encouraged by what we see on the logs right now.
Douglas Miller:	Okay why don't we go over what our costs have been and what they are and what you forecast them at.
Charles Edmonds:	Okay. The 2nd quarter operating costs 1.7 LOE per NCS equivalent; our taxes are 19 cents; DDNA 83 cents; GNA 42 cents and interest 14 cents per NCS equivalent. That's for the 2nd quarter.
The main item on (unintelligible) is down 7% quarter over quarter and down 27% year over year.

The forecast going forward for the 3rd quarter on LOE is somewhere between $1.05 and $1.10; taxes 15 to 20 cents; DDNA 75 to 80 cents; GNA 35 to 40 cents; and interest expense 15 to 16 cents. Those are for the 3rd quarter and the 4th quarter looks to be trending down just a little bit on the LOE but the other numbers don't change significantly. Maybe down a nickel on GNA and down a nickel on LOE.
Douglas Miller:	While you're at it, why don't you go over how much money we've spent for the year.
Charles Edmonds:
Yes. Capital programs, we've spent 12.5 million through June, about 66% of that's been in Canada, this does not include acquisitions. This is drilling completion work over activities. We've had a lot of work over activity. Craig might address some of that here in just a minute because he's had a lot of the 1st half expenses.

For the year, we're seeing somewhere between $25 and $26 million in capital for the year. We'll be gearing up in the US. We haven't done much drilling in the US so far, but we'll have, you know, 10 or 12 wells to drill in the 2nd half. And we could have all the projects come together and everything and there's a chance we could, you know, spend more than the $26 million. But right now we're seeing 25 to 26.
Craig, why don't you just briefly mention some of the capital activity in Canada.
Craig:
Okay. A lot of what's happened here is sort of post break up or after our winter season in the melting through has been associated with the, as Charles previously mentioned, the Medicine River acquisition that occurred in late April. We've integrated those assets. They're very good stint with the existing Addison assets including the assets that were acquired in January of this year.

So from a capital perspective, a lot of what we have done over the last six months has really been the integration and work to put those two latest acquisitions in with our Addison piece. And so there have been a lot of good products that have come out of there, a lot of low hanging fruit, a lot of work overs, recompletions, well cleanouts, compression work, etc. All of which is kind of what Addison has done and some of the opportunity that we saw when we bought these properties and put them together.
So a lot of what we've been doing has been...even some of it was unbudgeted, meaning that we found significantly more projects and more opportunities than we felt we were acquiring in the asset basis.

So predominantly that's what we've been doing. We've drilled a few wells as well. Four or five in the first half of the year, but predominantly it was a lot of the low hanging fruit workover facility optimization, some of the things that Addison has been doing over the last three to five years.
Douglas Miller:	At this time if anybody has any questions on any of our capital programs or our forecast, hold those for the end, please.
Right now we would like to go over our hedge positions. Doug Ramsey has those identified.

Doug Ramsey:
For the 3rd quarter this year on the gas side, we have 2.285 BCS hedged at weighted average of $2.89; for the 4th quarter its 2.69 BCS at $2.89 as well. Next year on the gas hedging is 1.365 BCS per quarter and that stays flat for all four quarters for a total of 5.46 BCS hedged in pricing for the entire strip of "03 is $3.50 an ounce. And that is about 49% of our expected production next year. For the remainder of this year, it's about 73% of our expect production.

On the oil side for the 3rd quarter of "02, we have hedged 228,000 barrels at $21.47. For the 4th quarter of "02 222,000 barrels at a price of $21.49 and that's 75% of the expected production. And then in 2003 we have 120,000 barrels hedged for each of the four quarters. That stays flat for a total of 480,000 barrels. And the price is constant through "03 at $22.94 and that's about 47% of our expected oil production.
Douglas Miller:
Regarding, we're looking at it on a daily basis. Again, the spread up in Canada has widened and we were not hedged (unintelligible) at this time which is what caused that write off. We were hedged with (Acco) at 34 cents back before we had the Enron write down. So that was one of the things we lost.

So we will be watching that. Historically it has ranged about between 40 and 45 cents. It's significantly higher right now, thus the write down, but we'll be watching here over the next quarter or two to again put in an (Acco) to (9X) hedge.

From a hedging position, we are probably getting a little light in our hedging for "03 and "04. That's something that we're monitoring on a daily basis. If we made any acquisitions around here we will take a hard look and probably do some more hedging.

The next thing we're going to talk about is deal flow. Deals continue to be out there. We continue to review 3 or 4 deals in Canada and we are looking at 4, 5 or 6 deals in the US. Deal flow is good, it's just tough, tough, tough to close deals.

We have made several significant offers over the past 3 or 4 months in the $1.10—$1.20 range per MCF. We've either been beaten or the deals are still pending. You know, there are several trouble deals out there right now that we are in discussions on. Several companies that have either gone into bankruptcy or are close, so we continue to work on those.

We expect, we have heard from several investment banks that there's going to be a significant amount of properties on the market that will be here in the next quarter or two. You know, there are note packages out on the market as (unintelligible) and Shell Capital get out of the business. So those are floating around.

So there seems to be a lot of activity. We continue to review a lot of deals and evaluate. Our engineers are busy looking. You know, as of right now we don't have anything that's announceable today. I wish we did, but we don't.

So, you know, we continue to think that gas is probably going to be soft at least for this 3rd quarter. You know, it looks to me like however, you know, the year over year, production rate of most of the large companies are significantly down. I've heard anywhere from 6 to 10%, so I think going into the winter, production is going to be a little lower than expected and even though storage is a little bit higher, we look to coming out of next year, we think gas prices probably are going to perform quite a bit better.
Seems to be a huge short position out there on an (Inex) right now and they're winning. So that's what makes markets.

Let's see, before we get into questions and answers, we did have another press release today. And the only thing I can say about it is what it says. And that is I have made a $17 cash offer to the board. It was made last night. I surprised many of the board members.
I have had discussions over the last week or so with a few institutions that would be financial partners with me. And then the lawyers tell me to shut up. That isn't in the press release.

It is subject to financing at this point in time and we are in discussions trying to create a special committee of the board. That will be determined by the end of next week on who's on that and they will have the right to hire lawyers, investment bankers, etc. to evaluate the offer.
And that's about all I can say about it. I've probably already said too much, right, (Laney)?
(Laney):	Yes.
Douglas Miller:	So with that we're going to throw it open to questions and answers and we'll try to answer them best we can.
Operator:	At this time I would like to remind everyone in order to ask a question, please press star "1" on your telephone keypad.
Your first question comes from (Michael Villareal)of CIBC World Markets.
(Michael Villareal):	Good morning, Doug.
Douglas Miller:	Good morning, Michael.
(Michael Villareal):
And gentlemen. Well this is a surprise Doug, making the offer. Last year when we did the preferred, we were on the road, we were talking about the fork in the road, or you were talking about the fork in the road, what to do with Exco.

You know, take it, you know, continue it as a public entity and use the capital markets to make acquisitions or to sell the company. And at that point in time you mentioned that was a significant field flow in the market and obviously you still see that today.

What sparked you to make the offer? Is it just the difference in value from the reserves you're seeing at $1.10, $1.20 that you have purchased versus what Exco's being valued at, I guess by my calculations, somewhere around 81 cents on (TEBOD)?

Douglas Miller:
I think that's part of it, Michael. I think, you know, again I'm not allowed to answer many of these questions on why or where. You know, I think it's a fair value at 17 and as we look at other deals, you know, I've done this before. As you know when we had (Koda), the stock traded low, and you know, part of it is our size and part of it is the stock was for sale under 15 and I though it was too cheap. And instead of me or us sitting there buying it, I though this was a very fair offer especially in this market.
You know, there's a lot of things going on now. You know, with what Congress is doing and changes in the rules, you know. That's as far as I can go.
(Michael Villareal):	Okay. Just one more. I mean can you talk about, you mentioned that you talked to the board about this. Have you... How confident are you that you can close this and how soon?
Douglas Miller:
That's a tough one. You know, all I can say, all I can talk about is the press release. It is still subject to financing. I have a high confidence level, personally but, you know, that's about as far as I can go.
(Michael Villareal):	All right.
Douglas Miller:	I mean the lawyers are in here with their hands over my collar now.
(Michael Villareal):	Okay. Would you say that your focus is now going to be on closing this transaction other than other transactions for Exco?
Douglas Miller:
We're going to continue on as we have. We have other transactions in the hopper. They will come into Exco and I will continue on with it. It's going to be tough but, you know, I don't get to play golf anyway.
(Michael Villareal):	All right. Well, good luck, Doug.
Douglas Miller:	Thanks.
(Michael Villareal):	Thank you.
Operator:	The next question comes from Greg McMichael of AT (Atworks).
Greg McMichael:	Hi Doug.
Douglas Miller:	Hey, Greg.
Greg McMichael:
Michael asked my questions, most of them. I know you can't talk a lot about it. So let me ask a few questions on the quarter if I could of Doug Ramsey. Doug, could you walk us through briefly how you get to the 5.3 million in cash flow for the quarter? We didn't have all that data in the press release. Starting with net loss.
Doug Ramsey:	Yes, we can work through it. The DDNA for the quarter was $4.5 million.
Greg McMichael:	Right, I just need all the components to get from the net loss of 7.8 to 5.3 million.

Doug Ramsey:
Let's see, I'm looking at it right now. Yes, we had 7.8 for the net loss; 4.5 million for the DDNA; we had the $17.5 million for the impairment on the properties; we had 448,000 for impairment on marketable securities so those are add backs. And then the deferred income tax, you deduct 7.8 million for that.
Greg McMichael:	Deduct 7.8?
Doug Ramsey:	Yes.
Greg McMichael:	Okay.
Doug Ramsey:
And then we have the income from the Enron terminated hedges, since that's a non-cash revenue item, that's a deduction of 1.6. And then we have other operating activities that added $145,000. And that'll get you to 5.3.
Greg McMichael:	Okay. So the 5.3 is before preferred dividends, right?
Doug Ramsey:	Yes.
Greg McMichael:	Okay and what's 75 cents a share calculation on cash flow that was in the press release.
Doug Ramsey:	If you take the cash flow number and divide it by the base shares outstanding.
Greg McMichael:	The common?
Douglas Miller:	Just the common, right.
Greg McMichael:
Okay. Yes, because we typically take the preferred out to get a common per share, I was just trying to get, you know, relative to your estimates and so forth. So we could take the 5.3 minus the preferred and then calculate cash flow per share to the common?
Doug Ramsey:	Right.
Greg McMichael:
Okay. And I wanted to talk about production for a second, Doug, if I could—Doug Miller. The organic growth that you've seen, it sounds like some of it's coming out of Canada. If you could talk about what kind of organic production growth we have had up to now, meaning, you know, actual acquisition growth. And if you could tell us just in general terms how we get to the exit rate of 28 to 29 BCS per year equivalent by the end of 2002. What's going to get us from the run rate right now that we're at of closer to 20 BCS or 21 I guess, up to that number?
Douglas Miller:
Okay. Well, number 1, you know, remember last year when you guys were complaining we were under spent on our development and as of right now, we have caught up with what we intended to spend last year. And we're slightly ahead. And to really answer that, I'm going to bring Charles in.
Charles Edmonds:
Yes, Greg, I'm going to answer maybe in reverse order here. But the exit rate for the 2nd quarter was about 22 BCS equivalent and to get from the 22 to the 28 to 29, that is all projects that we have on our books right now. I mean that does not count any of the bigger acquisitions that Doug is working on.

Greg McMichael:	That's all organic.
Charles Edmonds:
That is all organic. And it is again, 2nd half oriented especially with our drilling budget in the US. Of course you know we did these two acquisitions in Canada. You know, one of them closed in late April. Those guys have been staffing up all the first half of the year here.

They're now staffed up, you know, they're starting to run full speed. So we have a lot of projects there. And we just, you know, see a pretty good increase, you know, another double digit increase, a bigger increase for the 4th quarter than we had for the 2nd quarter over the 1st quarter.

And in the US, you know, one of our bigger capital projects, the Lee on Number 3 should come on sometime here in mid-August. You know, that's going to be a nice bump, you know, even though we have only 30% interest in that. But, you know, we just have a lot of the projects planning on coming on.

We've had some down time and some delays particularly in July we had one of our largest plants go down at Black Lake for a compressor problem. We were down for a week there. I know they've experienced a little bit of plant and pipeline downtime in Canada. And we have in Central Texas as well.

It seems like a lot of these guys, I don't know if it's due to the market or whatever, but you know, they shut us in for repair, maintenance, turnarounds, whatever. Some of that was unexpected, certainly what we're seeing now is unexpected in that regard.

The growth that we've seen to date, you know, I don't have it broken down between acquisitions and organics, so I can't really give you a number there other than to say most of the increase in the 2nd quarter was from Canada. We held about flat in the US. Of course we didn't have any significant acquisitions, or really no acquisitions at all in the US. Just what projects we did do in the US held us flat for he quarter.
Douglas Miller:	The forecast for the end of the year has no acquisitions in it.
Greg McMichael:	Right. Going from 4.7 BCS equivalent in Q1 to 5.5, roughly how much of that would be just from organic growth.
Charles Edmonds:	I would say, and I'm kind of just guessing here, over half of it.
Greg McMichael:	Okay, so...
(Craig Hersty):
What we're kind of looking at—it's (Craig Hersty) here from Calgary—part of what you were seeing in the first half of the year and the growth that you were seeing in Addison energy wasn't just related to the acquisitions but related to projects and opportunities that sort of fell out of those acquisitions.

It's with the integration of both the Prime West and the Devon acquisitions in January and in April we were able to find much more of the same, Greg, that we built Addison on and that we've been successful at.

As I mentioned before, a lot of workovers, recompletions, facility optimization projects and when we're going through and doing the evaluations, which is typical of the acquisitions that we do, we look hard at what the upside is and we throw in some of the non-producing cases of stuff that we see that we can put into our capital budget. We do some of that.

But a lot of what grows out of it obviously is as you get into these projects, and understand them to integrate them into your operation you find a lot of what I call unbudgeted capital and low hanging fruits.

So a lot of the organic growth that you're seeing and you saw sort of subsequent in the 2nd quarter was a result of some of that unbudgeted capital. And what we're seeing and you talk about the growth and exit rate for the end of the year, it's really a result of adding those additional projects and also completing our capital budget that we actually did put together in January and February of this year. So that's kind of the story from Canada.
Greg McMichael:	Okay. And so if we talk about this real nice ramp that we've got from now until the end of the year which is roughly 25 to 30%, is most of that coming from Canada, Charles?
Charles Edmonds:
Yes. We will have some growth in the US and, you know, I could probably get you that—yes we're going to see in the US we'll see, you know, it'll be up 9 or 10% in the US and the rest of it will be in Canada.
Greg McMichael:
Okay. Doug, getting back to your offer here, you know, I guess I would just say as Michael did, it seems like we've given up on the business plan we had a year ago to build this company through acquisitions. And that has a lot to do with the inability to find the right deal. Is that fair?
Douglas Miller:
No. We have found the right deals. We've struggled closing them. We've done everything we said we were going to do. We've had great growth here. I mean the company today has something north of 300 BCFE. You know, stocks are stocks, the market's the market, and with it for sale at 14 1/5 I think there's a lot of people that will appreciate a bid.
Greg McMichael:	Okay. The preferred, of course, we did that on our call on 21. Is that right?
Douglas Miller:	That is correct. And with this offer...
Greg McMichael:	Your offering is 18 for the preferred?
Douglas Miller:	If it happens. Basically they've taken $1 out. The preferred has gotten $1 and if we close it today they'd get another $1.05 over and above the common so it would be 18.05.
Greg McMichael:	Okay.
Douglas Miller:	That's true. I wish someone would bid me 30 for my Williams.
Greg McMichael:
Okay. Well I guess, you know, it's too bad we're only a year into this and we are what we are. I mean the market is what the market is, obviously. But I think it's difficult to focus on acquisition growth with this offer in front of us. So, I guess...

Douglas Miller:
We're continuing to focus on that. The board will not let me not do deals that are on the table. The banks are out there lined up. You know, if the deal comes in, it will come in to Exco. You can be assured of that.
Greg McMichael:
Doug, what's your counsel telling you here, I mean as far as you need to step aside and let the company continue to operate here while you get your ducks in a row for the offer or are you going to continue to participate in the day to day operations of the business?
Douglas Miller:	He basically has told me to keep my mouth shut right now. But I'm going to continue to participate in the day to day and I'm going to be putting this deal together.
Greg McMichael:	Okay.
Douglas Miller:	And there's going to be a special committee that's going to review everything and let everybody be assured that the special committee is going to represent every (unintelligible).
Greg McMichael:	And will the special committee consider opening this thing up to a bid situation?
Douglas Miller:	Absolutely.
Greg McMichael:	Okay.
Douglas Miller:	This is not an exclusive deal. It'll be part of their job. Their job is to get the best deal for the shareholders.
Greg McMichael:	Okay. Well thank you very much and good luck.
Douglas Miller:	Thank you.
Operator:	Your next questions comes from Barry Segal from (Blaine-Larry Company).
Barry Segal:	Hi Doug.
Douglas Miller:	I knew you'd be out there somewhere Barry.
Barry Segal:
Well, you knew I would be here someplace. It seems like we've had some great questions. Let's focus a little on the operations. The lee on number 3, you have 30% working interest. Isn't this the one that's operated by Forest?
Douglas Miller:	Yes sir.
Barry Segal:	What sort of order of (unintelligible) of reserves are we talking here? I recall is it 50 Bs or is that way out?
Douglas Miller:	No, no, no, no, no. You've got too many Zero's.
Charles Edmonds:	It's going to be somewhere between 5 and 10.
Barry Segal:	Okay, 5 and 10. I was looking at my notes. I just couldn't read. Okay so that's 5 to 10 BCS potential. And how much acreage do you have in play?

Charles Edmonds:
It's not really an acreage kind of play. It was an offset to an existing well that had the (unintelligible) behind pipes and, you know, there is a possibility that we might have another well eventually if we do some seismic. But right now we only have one well on the books, one well planned. It's really kind of a one well shot at this point.
Douglas Miller:
Barry this was an acquisition we made from a Nebraska utility where we bought some (defalimberger) gas. And it's got about a 25 year life forecast. And there was a wolf camp zone up hole and even though it looked good as a PUD, even with 5 to 10 BCS it had a present value of about $500,000. So because of Ted's age, we decided we better drill it. And so, you know, we hoped we could get into PD...now it's taken a lot of time and lot of money to get it in PDP...
Craig:
We didn't really expect a multi-well drilling program, but we have drilled two wells out of here and maybe three if you count the money right. We don't have a lot of running room here. If we can...we're regarding some new things on the geology. If we map a fault in here or something, I wouldn't say we couldn't eventually drill another well. But no plans right now.
Barry Segal:	Okay. In terms of 2003, what sort of production forecast might you be comfortable making given the fact that the government bought an exit of 28 to 29 Bs of equivalent?
Douglas Miller:	Wow. Are we ready to make that forecast?
Charles Edmonds:
Barry, right this very minute we're updating our mid-year reserves. We're going to head for the banks and we're just doing it now. So it would be probably more appropriate for us to talk about that after we get that mid-year update then.
Barry Segal:	Just in terms of broad perspective, are we talking about 15 to 20% or would that be too high?
Charles Edmonds:	I mean it's definitely going to be up. I mean we still have projects on going on the books for next year. You know, we'll do some big acquisitions I'm sure between now and then.
Douglas Miller:
But organically, you know, we have this year 25 million and we may be able to increase that depending on what Charles and Craig can come up with from a capital standpoint. And I think next year we've got over 20 million forecast also. So far the project has been doing very good.
Barry Segal:	Okay. Obviously the key focus here is the second press release that you put out, Doug. Is that Ted going to be part of this buy-out or not?
Douglas Miller:	Right now I'm the only one. I have not offered anything to any of the board members or to any of the management. I plan on doing that and as that happens, there will be additional 13D5.
Barry Segal:	Okay, so obviously it's a situation where the incomes you divide on this release. Do you have a view on fairness opinion, break up fees...

Douglas Miller:
As of now, I think that the special committee will be handling that. They have the ability to hire out by counsel, investment bankers. And I'm positive they'll want a fairness opinion and they will be handling the negotiations. We're going to determine who that special committee is by this time next week.
Barry Segal:	And who determines the special committee, is that...
Douglas Miller:	That's the board's decision and it will be outside board members that are not going to be involved in the deal.
Barry Segal:	Okay. So I guess by definition you can't be involved in that choice.
Douglas Miller:	Absolutely not.
Barry Segal:	Okay. Good enough. Thanks, gentlemen.
Douglas Miller:	Thanks Barry.
Operator:	Again, if you would like to ask a question, pleas press star "1" on your telephone keypad.
You have a question from (Chuck Saens) of Capital Works.
(Chuck Saens):	Hi there. I was wondering how you can fairly represent shareholders even now in day to day operations considering the announcement that you made this morning.
Douglas Miller:	Who is this?
(Chuck Saens):	This is (Chuck Saens) with Capital Works Management.
Douglas Miller:	Hi, Chuck. Well I've always done it in the past, and keep in mind I'm a large shareholder.
(Chuck Saens):	Understood, but you clearly represent your best interests from this point going forward.
Douglas Miller:
I think that the special committee will have to be supervising me and I'm sure they will. You know, we have deals around here that any energy deal that anybody, officer or director sees comes here first. That will continue. So I'll just have to watch myself. And I will.
(Chuck Saens):	Thank you.
Operator:	There are no further questions at this time.
Douglas Miller:	Okay. If there are no further questions, this meeting will be adjourned. Thank you everybody.
Operator:	This concludes today's conference call. You may now disconnect.
END

QuickLinks

EXCO RESOURCES INC. Moderator: Douglas Miller August 7, 2002 10:00 am CT